Crescent Point

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

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Form of Proxy - Annual General Meeting to be held on Thursday, May 20, 2021

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse) and return your proxy by mail or by internet at www.investorvote.com. In addition, for your proxyholder to vote at the meeting virtually you MUST go to www.Computershare.com/KPYQ by 10:00 a.m. MDT on May 18, 2021, and provide Computershare with the required information for your chosen proxyholder so that Computershare may provide the proxyholder with a Control Number via email. This Control Number will allow your proxyholder to log in to vote at the virtual portion of the meeting. Without a Control Number your proxyholder will only be able to log in to the virtual portion of the meeting as a guest and will not be able to vote virtually.**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder.
5. **The securities represented by this proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. The persons named in the enclosed proxy will have discretionary authority with respect to any amendments or variations of the matters of business to be acted on at the meeting or any other matters properly brought before the meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the meeting is routine and whether or not the amendment, variation or other matter that comes before the meeting is contested.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 a.m., Calgary Time, on Tuesday, May 18, 2021.
(or 48 hours before any adjournment or postponement of the meeting)

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com.

To Virtually Attend the Meeting

- You can attend the meeting virtually by visiting **https://web.lumiagm.com/478426363**. You or your duly appointed proxyholder will need the Control Number and the password "**crescent2021**" to participate, ask questions and vote.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the other voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

01PYTA

Appointment of Proxyholder

I/We being shareholder(s) of **Crescent Point Energy Corp.** hereby appoint: **Craig Bryksa**, President and Chief Executive Officer of the Corporation, or failing him, **Ken Lamont**, Chief Financial Officer of the Corporation

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

Note: If you are appointing a proxyholder other than the Management Nominees you MUST return your proxy by mail or by internet at www.investorvote.com and for the proxyholder to vote at the virtual portion of the meeting go to www.Computershare.com/KPYQ by 10:00 a.m. MDT on May 18, 2021, and provide Computershare with the required information for your proxyholder so that Computershare may provide the proxyholder with a Control Number via email. This Control Number will allow your proxyholder to log in to and vote at the virtual portion of the Meeting. Without a Control Number your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote virtually.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the **Annual General Meeting** of shareholders of **Crescent Point Energy Corp.** to be held via live audio webcast online at **https://web.lumiagm.com/478426363** (Password: "**crescent2021**") on Thursday, May 20, 2021 at 10:00 a.m. (Calgary Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For | Against | Fold

1. To Fix the Number of Directors

To fix the number of directors of the Corporation to be elected at the Annual General Meeting at **ten (10).** ☐ ☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Craig Bryksa	☐	☐	02. Laura A. Cillis	☐	☐	03. James E. Craddock	☐	☐
04. John P. Dielwart	☐	☐	05. Ted Goldthorpe	☐	☐	06. Mike Jackson	☐	☐
07. Jennifer F. Koury	☐	☐	08. François Langlois	☐	☐	09. Barbara Munroe	☐	☐
10. Myron Stadnyk	☐	☐						

For | Withhold

3. Appointment of Auditors

Appoint **PricewaterhouseCoopers LLP**, Chartered Professional Accountants, as auditors of the Corporation and authorize the board of directors of the Corporation to fix their remuneration as such. ☐ ☐

For | Against | Fold

4. Executive Compensation

Adopt an advisory resolution accepting the Corporation's approach to executive compensation, the full text of which is set forth in the Information Circular. ☐ ☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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